UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
COMMISSION FILE NUMBER: 000-28167
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended: December 31, 2007
☐ Transition Report on Form
☐ 10-K Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Alaska Communications Systems Group, Inc.

Full Name of Registrant

Former Name if Applicable
600 Telephone Avenue

Address of Principal Executive Office (Street and Number)
Anchorage, Alaska 99503-6091

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Alaska Communications Systems Group, Inc. (the “Registrant”) was unable to timely file its Annual Report on Form 10-K for the period ended December 31, 2007 (the “Report”). The Registrant experienced delays in finalizing its financial statements and related footnotes for inclusion in the Report due to the Registrant’s discovery of accounting issues during the course of its annual review of financial results and application of financial controls applied to the preparation of financial statements for the fiscal year ended December 31, 2007. Thus, the Registrant was thus unable to complete and file the Report within the prescribed time period without unreasonable effort or expense.
The Registrant will file its Annual Report on form 10-K on or before March 21, 2008.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Wilson
Chief Financial Officer (Name)	907 (Area Code)	297-3000 (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☑ Yes   ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Registrant’s results of operations for the years ended December 31, 2006 and 2007 furnished in Item 2.02 and Exhibit 99.1 of the Current Report on Form 8-K filed on March 17, 2008.

Alaska Communications Systems Group, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2008	By:	/s/ David Wilson
David Wilson, Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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